REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 14, 2022

The Annual General Meeting of Shareholders (the “Meeting”) of Alithya Group inc. (“Alithya”) was held virtually on Wednesday, September 14, 2022 at 10:00 a.m. (Eastern Daylight Time). A total of 70,172,516 Class A subordinate voting shares and 7,171,616 Class B multiple voting shares were represented at the Meeting, representing approximately 89.26% of the total votes attached to all issued and outstanding shares as of July 18, 2022, the record date for the Meeting.

Alithya hereby announces that shareholders voted in favour of all items of business put forth at the Meeting. The complete voting results for each item of business submitted to a vote are presented below.

Election of Directors

The Board of Directors of Alithya had fixed at ten the number of directors to be elected at the Meeting. All ten nominee directors proposed for election in Alithya’s Management Information Circular dated July 18, 2022 were duly elected by a majority of the votes cast. The votes cast for the election of directors were as follows:

NOMINEE DIRECTORS	VOTES FOR		VOTES WITHHELD
	(#)	(%)	(#)	(%)
Dana Ades-Landy	140,125,726	99.89%	155,076	0.11%
André P. Brosseau	140,118,663	99.88%	162,139	0.12%
Robert Comeau	140,126,436	99.89%	154,366	0.11%
Mélissa Gilbert	140,129,112	99.89%	151,690	0.11%
Lucie Martel	138,029,649	98.40%	2,251,153	1.60%
Paul Raymond	140,116,800	99.88%	164,002	0.12%
James B. Renacci	140,116,105	99.88%	164,697	0.12%
Ghyslain Rivard	135,246,337	96.41%	5,034,465	3.59%
C. Lee Thomas	140,125,146	99.89%	155,656	0.11%
Pierre Turcotte	137,344,883	97.91%	2,935,919	2.09%

Appointment of the Auditor

The resolution to appoint KPMG LLP as Alithya’s auditor for the year ending March 31, 2023 and authorize the Board of Directors to fix their remuneration was adopted by a majority of the votes cast. The votes cast for the appointment of the auditor were as follows:

VOTES FOR		VOTES WITHHELD
(#)	(%)	(#)	(%)
141,861,824	99.98%	26,852	0.02%

Alithya ׀ Report on Voting Results